Filed Pursuant to Rule 424(b)(5)
Registration No. 333-97157
PROSPECTUS

$6,000,000,000 InterNotes®

    We may offer to sell our Bank of America Corporation InterNotes® from time to time. The specific terms of our InterNotes® will be determined prior to the time of sale and will be described in a separate supplement. You should read this prospectus and the applicable supplement carefully before you invest.

   We may offer the notes to or through agents for resale. The amount we expect to receive if we sell all the notes is from $5,988,000,000 to $5,820,000,000, after paying agents concessions of between $12,000,000 and $180,000,000. The agents are not required to sell any specific amount of notes but will sell the notes on a best efforts basis. We also may offer the notes directly. We have not set a date for termination of our offering.

   The agents have advised us that from time to time they may purchase and sell notes in the secondary market, but they are not obligated to make a market in the notes and may suspend or completely stop that activity at any time. Unless otherwise indicated in the applicable supplement, the notes will not be listed on any stock exchange.

   Our notes are unsecured and are not savings accounts, deposits or other obligations of a bank. Our notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks, including possible loss of principal. Potential purchasers of the notes also should consider the information set forth in “Risk Factors” on page 6.

   None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of these notes or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Joint Lead Managers and Lead Agents

Banc of America Securities LLC	Incapital LLC

Agents

A.G. Edwards & Sons, Inc.	Charles Schwab & Co., Inc.

Citigroup	Edward D. Jones & Co., L.P.

Merrill Lynch & Co.	Morgan Stanley

UBS Financial Services Inc.	Wachovia Securities

Prospectus dated April 15, 2004.

InterNotes® is a registered trademark of Incapital Holdings LLC

ABOUT THIS PROSPECTUS

   This document is a prospectus and is part of a registration statement that we filed with the SEC. This prospectus provides you with a general description of the notes we may offer in connection with the Bank of America Corporation InterNotes® program. We may from time to time sell these InterNotes® in various offerings up to a total dollar amount of $6,000,000,000 (of which $1,931,206,000 have been sold prior to the date of this prospectus). While we have various notes and other evidence of indebtedness outstanding, references in this prospectus to “notes” are to the Bank of America Corporation InterNotes® only.

   The specific terms and conditions of the notes being offered will be described in a pricing supplement or a prospectus supplement. A copy of that supplement will be provided to you along with a copy of this prospectus. That supplement also may add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and the supplement, you should rely on the information in the supplement. You should read both this prospectus and the supplement together with the additional information that is incorporated by reference in this prospectus. That additional information is described under the heading “Where You Can Find More Information” beginning on page 36 of this prospectus.

   You should rely only on the information provided in this prospectus and the supplement, including the information incorporated by reference. Neither we, nor any dealers or agents, have authorized anyone to provide you with different information. We are not offering the notes in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate at any date other than the date indicated on the cover page of those documents.

   Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “we,” “us,” “our” or similar references are to Bank of America Corporation.

   Affiliates of Bank of America Corporation, including Banc of America Securities LLC and Incapital LLC, may use this prospectus in connection with offers and sales in the secondary market of Bank of America Corporation InterNotes®. These affiliates may act as principal or agent in those transactions. Secondary market sales made by them will be made at prices related to market prices at the time of sale.

SUMMARY

   This section summarizes the legal and financial terms of the notes that are described in more detail in the section entitled “Description of Notes” beginning on page 12. Final terms of any particular notes will be determined at the time of sale and will be contained in the supplement relating to those notes. The terms in that supplement may vary from and supersede the terms contained in this prospectus. Before you decide to purchase any notes, you should read the more detailed information appearing elsewhere in this prospectus and in the supplement.

Issuer	Bank of America Corporation, Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255; telephone: (704) 386-5972

Purchasing Agent	Incapital LLC

Joint Lead Managers and Lead Agents	Banc of America Securities LLC and Incapital LLC

Agents	A.G. Edwards & Sons, Inc.
Charles Schwab & Co., Inc.
Citigroup Global Markets Inc.
Edward D. Jones & Co., L.P.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
UBS Financial Services Inc.
Wachovia Securities, LLC

Title of Notes	Bank of America Corporation InterNotes®

Affiliates	Bank of America Corporation is the indirect parent of Banc of America Securities LLC, one of two Joint Lead Managers and a Lead Agent. Bank of America Corporation, through a subsidiary, also owns a significant equity interest in Incapital Holdings LLC, the parent of Incapital LLC, the Purchasing Agent. Additional details of these relationships are disclosed in the section entitled “Plan of Distribution” beginning on page 34.

Amount	We may issue up to $6,000,000,000 of notes in connection with this offering. There are no limitations on our ability to issue additional indebtedness in the form of InterNotes® or otherwise.

Denominations	The notes will be issued and sold in denominations of $1,000 and multiples of $1,000 or in any other denomination provided in the applicable supplement.

Status	The notes will be our direct unsecured obligations. Each supplement will state whether the notes will be senior or subordinated debt. Senior notes will rank equally with our other unsecured senior debt, and subordinated notes will rank equally with our other unsecured subordinated debt and junior in right of payment to our senior debt.

Although we are a bank holding company, the notes are not savings accounts or deposits in our banking subsidiaries, are not guaranteed by those banks and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Holders of Subordinated Notes have Limited Rights	Payment of principal of our subordinated notes may not be accelerated if there is a default in the payment of principal or any premium or interest or in the performance of any of our other indenture covenants.

Maturities	Each note will mature nine months or more from its issue date.

Interest	Each note will bear interest from its issue date at either a fixed or floating rate.

Interest on each note will be payable either monthly, quarterly, semi-annually or annually on each interest payment date and on the maturity date. If a note is redeemed or repurchased prior to maturity, interest also will be paid on the date of redemption or repayment.

Principal	The principal amount of each note will be payable on its maturity date at the corporate trust office of the paying agent or at any other place we may designate. If, however, a note is redeemed or repurchased prior to maturity, the principal amount of the note will be paid on the date of redemption or repayment.

Redemption and Repayment	Unless stated in the applicable supplement, the notes will not be redeemable at our option or repayable at the option of the holder prior to the maturity date. The notes will be unsecured and will not be subject to any sinking fund.

Survivor’s Option	Specific notes may contain a provision that requires us, upon request by the authorized representative of the beneficial owner of the notes, to repay those notes prior to maturity following the death of the beneficial owner of the notes, so long as the notes were acquired by the deceased beneficial owner at least six months prior to the request. This feature is referred to as the Survivor’s Option. Your notes may not be repaid in this manner unless the supplement for your notes provides for the Survivor’s Option. The right to exercise the Survivor’s Option will be subject to limits set by us on (1) the permitted dollar amount of total exercises by all holders of notes in any calendar year and (2) the permitted dollar amount of an individual exercise by a holder of a note in any calendar year. Additional details relating to this right are described in the section entitled “Description of Notes — Survivor’s Option” beginning on page 21.

Sale and Clearance	We will sell notes in the United States only. Notes will be issued in book-entry only form and clear through The Depository Trust Company. We do not intend to issue notes in certificated form.

Trustee	The trustee for the notes is The Bank of New York, 101 Barclay Street, New York, New York 10286, under separate amended and restated indentures, each dated as of July 1, 2001.

Selling Group	The agents and dealers comprising the selling group are broker-dealers and securities firms. The agents, including the Purchasing Agent, have entered into an Amended and Restated Selling Agent Agreement with us dated as of August 20, 2002. Dealers who are members of the selling group have executed a Master Selected Dealer Agreement with the Purchasing Agent. You may contact the Purchasing Agent by telephone at 1-877-284-2663 or by email at info@incapital.com for a list of selling group members.

RISK FACTORS

   Your investment in the notes will involve risks. This prospectus does not describe all of those risks. Neither we nor the agents are responsible for advising you of these risks now or as they may change in the future.

   In consultation with your own financial and legal advisors, you should consider carefully, among other matters, the following discussion of risks before deciding whether an investment in the notes is suitable for you. The notes are not an appropriate investment for you if you are not knowledgeable about significant features of the notes or financial matters in general. You should not purchase notes unless you understand and know you can bear these investment risks.

   Redemption — We may choose to redeem notes when prevailing interest rates are relatively low.

   If your notes are redeemable at our option, we may choose to redeem your notes from time to time. Prevailing interest rates at the time we redeem your notes likely would be lower than the rate then borne by the notes. In such a case you would not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the notes being redeemed. Our redemption right also may adversely impact your ability to sell your notes as our redemption date approaches.

   Uncertain Trading Market — We cannot assure you that a trading market for your notes will ever develop or be maintained.

   We cannot assure you that a trading market for your notes will ever develop or be maintained, which may limit your ability to sell the notes prior to maturity. Many factors independent of our creditworthiness affect the trading market for and market value of your notes. Those factors include, without limitation:

•	the method of calculating the principal and interest for the notes;

•	the time remaining to the maturity of the notes;

•	the outstanding amount of the notes;

•	the redemption or repayment features of the notes;

•	market rates of interest higher than rates borne by the notes; and

•	the level, direction and volatility of interest rates generally.

   There may be a limited number of buyers when you decide to sell your notes. This may affect the price you receive for your notes or your ability to sell your notes at all.

   Floating rate notes bear additional risks.

   If your notes bear interest at a floating rate, there will be significant risks not associated with a conventional fixed rate debt security. These risks include fluctuation of the interest rates and the possibility that you will receive an amount of interest that is lower than expected. We have no control over a number of matters, including economic, financial and political events, that are important in determining the existence, magnitude and longevity of these risks and their results. In recent years, interest rates have been volatile, and that volatility may be expected in the future.

   The amount of interest we may pay on the notes may be limited by state law.

   New York law governs the notes. New York usury laws limit the amount of interest that can be charged and paid on loans, including debt securities like the notes. Under present New York law, the maximum permissible rate of interest is 25% per year on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested. While we believe that a state or federal court sitting outside of New York may give effect to New York law, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We do not intend to claim the benefits of any laws concerning usurious rates of interest.

   Subordinated notes have limited acceleration rights.

   The holders of senior notes may declare those notes in default and accelerate the due date of those notes. Holders of subordinated notes do not have that right and may accelerate payment of indebtedness only upon our bankruptcy.

BANK OF AMERICA CORPORATION

General

   Bank of America Corporation is a Delaware corporation, a bank holding company and a financial holding company. Bank of America Corporation was incorporated in 1998 as part of the merger of BankAmerica Corporation with NationsBank Corporation. We provide a diversified range of banking and nonbanking financial services and products in 29 states and the District of Columbia and in selected international markets. We provide services and products through four business segments: (1) Consumer and Small Business, (2) Commercial Banking; (3) Global Corporate and Investment Banking and (4) Wealth and Investment Management.

   On October 27, 2003, we entered into an Agreement and Plan of Merger with FleetBoston Financial Corporation, or “FleetBoston,” providing for the merger of FleetBoston with and into us (the “FleetBoston Merger”). The FleetBoston Merger closed on April 1, 2004, and we were the surviving corporation in the transaction. Following the FleetBoston Merger, our principal banking subsidiaries are Bank of America, N.A. and Fleet National Bank.

Acquisitions and Sales

   As part of our operations, we regularly evaluate the potential acquisition of, and hold discussions with, various financial institutions and other businesses of a type eligible for financial holding company ownership or control. In addition, we regularly analyze the values of, and submit bids for, the acquisition of customer-based funds and other liabilities and assets of such financial institutions and other businesses. We also regularly consider the potential disposition of certain of our assets, branches, subsidiaries or lines of businesses. As a general rule, we publicly announce any material acquisitions or dispositions when a definitive agreement has been reached.

Outstanding Debt

   The following table sets forth: (1) our outstanding long-term debt as of December 31, 2003, (2) the pro forma combined outstanding long-term debt of us and FleetBoston as of December 31, 2003 and (3) the pro forma combined outstanding long-term debt of us and FleetBoston as adjusted for the issuance and maturity of some of our and FleetBoston’s long-term debt during the period beginning January 1, 2004 through April 15, 2004. The pro forma information assumes that we had been combined with FleetBoston on January 1, 2003, on a purchase accounting basis.

		Unaudited
		Pro Forma	Unaudited
		Bank of	Pro Forma
		America/	As Adjusted
		FleetBoston	Bank of
	Bank of	Combined —	America/
	America	December 31,	FleetBoston
	Actual	2003	Combined

	(Amounts in Millions)
Senior debt

Bank of America Corporation	$36,887	$41,816	$45,413

Subsidiaries(1)	12,862	16,976	18,207

Total senior debt	$49,749	$58,792	$63,620

Subordinated debt

Bank of America Corporation	$19,041	$22,098	$21,617

Subsidiaries(1)	308	2,508	2,508

Total subordinated debt	$19,349	$24,606	$24,125

Junior subordinated debt

Bank of America Corporation	$5,472	$8,729	$8,729

Subsidiaries(1)	773	773	773

Total junior subordinated debt	$6,245	$9,502	$9,502

Pro forma adjustments(2)	$—	$912	$912

Total long-term debt	$75,343	$93,812	$98,159

(1)	These obligations are direct obligations of our subsidiaries and represent claims against those subsidiaries prior to our equity interest in those subsidiaries.
(2)	For additional information, see “Unaudited Pro Forma Condensed Combined Financial Information” included in our Form 8-K/A filed April 14, 2004.

   Also, as of December 31, 2003, there was approximately $2.6 billion of Bank of America Corporation commercial paper and other short-term notes payable outstanding and approximately $759 million of FleetBoston commercial paper and other short-term notes payable outstanding.

REGULATORY MATTERS

   The following discussion describes elements of an extensive regulatory framework applicable to bank holding companies, financial holding companies and banks as well as specific information about us and our subsidiaries. Federal regulation of banks, bank holding companies and financial holding companies is intended primarily for the protection of depositors and the Bank Insurance Fund rather than for the protection of securityholders and creditors.

   As a registered bank holding company and a financial holding company, we are subject to the supervision of, and to regular inspection by, the Board of Governors of the Federal Reserve System, or the “Federal Reserve Board.” Our banking subsidiaries are organized predominantly as national banking associations, which are subject to regulation, supervision and examination by the Office of the Comptroller of the Currency, or the “Comptroller,” the Federal Deposit Insurance Corporation, or the “FDIC,” the Federal Reserve Board and other federal and state regulatory agencies. In addition to banking laws, regulations and regulatory agencies, we and our subsidiaries and affiliates are subject to the laws and regulations of both the federal government and the states and counties in which they conduct business and supervision and examination by the Securities and Exchange Commission, or the “SEC,” the New York Stock Exchange, the National Association of Securities Dealers, Inc. and other regulatory agencies, all of which directly or indirectly affect our operations and management and our ability to make distributions to stockholders.

   A financial holding company, and the non-bank companies under its control, are permitted to engage in activities considered “financial in nature” as defined by the Gramm-Leach-Bliley Act and Federal Reserve Board interpretations (including, without limitation, insurance and securities activities), and therefore may engage in a broader range of activities than permitted for bank holding companies and their subsidiaries. A financial holding company may engage directly or indirectly in activities considered financial in nature, either de novo or by acquisition, provided the financial holding company gives the Federal Reserve Board after-the-fact notice of the new activities. The Gramm-Leach-Bliley Act also permits national banks, such as our banking subsidiaries, to engage in activities considered financial in nature through a financial subsidiary, subject to certain conditions and limitations and with the approval of the Comptroller.

Interstate Banking

   Bank holding companies (including bank holding companies that also are financial holding companies) also are required to obtain the prior approval of the Federal Reserve Board before acquiring more than 5% of any class of voting stock of any bank which is not already majority-owned by the bank holding company. Pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, a bank holding company may acquire banks in states other than its home state without regard to the permissibility of such acquisitions under state law, but subject to any state requirement that the bank has been organized and operating for a minimum period of time, not to exceed five years, and the requirement that the bank holding company, after the proposed acquisition, controls no more than 10% of the total amount of deposits of insured depository institutions in the United States and no more than 30% or such lesser or greater amount set by state law of such deposits in that state.

   Subject to certain restrictions, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 also authorizes banks to merge across state lines to create interstate branches. This act also permits a bank to open new branches in a state in which it does not already have banking operations if such state enacts a law permitting de novo branching.

Changes in Regulations

   Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies. The likelihood and timing of any proposals or legislation and the impact they might have on us and our subsidiaries cannot be determined at this time.

Capital and Operational Requirements

   The Federal Reserve Board, the Comptroller and the FDIC have issued regulatory capital guidelines for United States banking organizations. Failure to meet the capital requirements can initiate certain mandatory and discretionary actions by regulators that could have a material effect on our financial statements. At December 31, 2003, we, as well as Bank of America, N.A., were classified as well-capitalized under this regulatory framework.

   The regulatory capital guidelines measure capital in relation to the credit and market risks of both on- and off-balance sheet items using various risk weights. Under the regulatory capital guidelines, total capital consists of three tiers of capital. Tier 1 capital includes common shareholders’ equity, trust preferred securities, minority interests and qualifying preferred stock, less goodwill and other adjustments. Tier 2 capital consists of preferred stock not qualifying as Tier 1 capital, mandatory convertible debt, limited amounts of subordinated debt, other qualifying term debt, the allowance for credit losses up to 1.25% of risk-weighted assets and other adjustments. Tier 3 capital includes subordinated debt that is unsecured, fully paid, has an original maturity of at least two years, is not redeemable before maturity without prior approval by the Federal Reserve Board and includes a lock-in clause precluding payment of either interest or principal if the payment would cause the issuing bank’s risk-based capital ratio to fall or remain below the required minimum. Tier 3 capital can only be used to satisfy our market risk capital requirement and may not be used to support our credit risk requirement. At December 31, 2003, we had no subordinated debt that qualified as Tier 3 capital.

   The capital treatment of trust preferred securities currently is under review by the Federal Reserve

Board due to the issuing trust companies being deconsolidated under Financial Accounting Standards Board Interpretation 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46). Depending on the capital treatment resolution, trust preferred securities may no longer qualify for Tier 1 capital treatment, but instead would qualify for Tier 2 capital. On July 2, 2003, the Federal Reserve Board issued a Supervision and Regulation Letter requiring that bank holding companies continue to follow the current instructions for reporting trust preferred securities in their regulatory reports. Accordingly, we will continue to report trust preferred securities in Tier 1 capital until further notice from the Federal Reserve Board. On September 2, 2003, the Federal Reserve Board and other regulatory agencies issued the Interim Final Capital Rule for Consolidated Asset-Backed Commercial Paper Program Assets. This interim rule allows companies to exclude from risk-weighted assets the newly consolidated assets of asset-backed commercial paper programs required by FIN 46, when calculating Tier 1 and total risk-based capital ratios through March 31, 2004.

   To meet minimum, adequately capitalized regulatory requirements, an institution must maintain a Tier 1 capital ratio of 4% and a total capital ratio of 8%. A well-capitalized institution must generally maintain capital ratios 100 to 200 basis points higher than the minimum guidelines. The risk-based capital rules have been further supplemented by a leverage ratio, defined as Tier 1 capital divided by quarterly average total assets, after certain adjustments. The leverage ratio guidelines establish a minimum of 100 to 200 basis points above 3%. Banking organizations must maintain a leverage capital ratio of at least 5% to be classified as well-capitalized. As of December 31, 2003, we were classified as “well-capitalized” for regulatory purposes, the highest classification. As of December 31, 2003, our Tier 1 capital, total risk-based capital and leverage ratio under these guidelines were 7.85%, 11.87% and 5.73%, respectively.

   Net unrealized gains (losses) on available-for-sale debt securities, net unrealized gains on marketable equity securities and net unrealized gains (losses) on derivatives included in shareholders’ equity at December 31, 2003 are excluded from the calculations of Tier 1 capital, total capital, and leverage ratios.

   The Federal Deposit Insurance Corporation Improvement Act of 1991, among other things, identifies five capital categories for insured depository institutions (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and requires the respective federal regulatory agencies to implement systems for “prompt corrective action” for insured depository institutions that do not meet minimum capital requirements within such categories. This act imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Failure to meet the capital guidelines could also subject a banking institution to capital raising requirements. An “undercapitalized” bank must develop a capital restoration plan and its parent holding company must guarantee that bank’s compliance with the plan. The liability of the parent holding company under any such guarantee is limited to the lesser of (1) 5% of the bank’s total assets at the time it became “undercapitalized” or (2) the amount needed to comply with the plan. Furthermore, in the event of the bankruptcy of the parent holding company, such guarantee would take priority over the parent’s general unsecured creditors. In addition, this act requires the various regulatory agencies to prescribe certain non-capital standards for safety and soundness relating generally to operations and management, asset quality and executive compensation and permits regulatory action against a financial institution that does not meet such standards.

   The various regulatory agencies have adopted substantially similar regulations that define the five capital categories identified by this act, using the total risk-based capital, Tier 1 risk-based capital and leverage capital ratios as the relevant capital measures. Such regulations establish various degrees of corrective action to be taken when an institution is considered undercapitalized. Under the regulations, a “well capitalized” institution must have (1) a Tier 1 risk-based capital ratio of at least 6%, (2) a total risk-based capital ratio of at least 10%, (3) a leverage ratio of at least 5% and (4) not be subject to a capital directive order. Under these guidelines, each of our banking subsidiaries is considered well capitalized as of December 31, 2003. In order for us to continue to qualify as a financial holding company, each of our banking subsidiaries must remain well capitalized.

   Regulators also must take into consideration (1) concentrations of credit risk; (2) interest rate risk (when the interest rate sensitivity of an institution’s assets does not match the sensitivity of its liabilities or its off-balance-sheet position) and (3) risks from non-traditional activities, as well as an institution’s ability to manage those risks, when determining the adequacy of an institution’s capital. This evaluation will be made as a part of the institution’s regular safety and soundness examination. In addition, we and any of our banking subsidiaries with significant trading activity must incorporate a measure for market risk in our regulatory capital calculations.

Distributions

   Our funds for payment of our indebtedness, including the debt securities, are derived from a variety of sources, including cash and temporary investments. However, the primary source of these funds is dividends received from our banking subsidiaries. Each of our banking subsidiaries is subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine when, and under what circumstances, to prohibit a bank or bank holding company from paying dividends under its safety and soundness examination.

   In addition, the ability of our banking subsidiaries to pay dividends may be affected by the various minimum capital requirements and the capital and non-capital standards established under the Federal Deposit Insurance Corporation Improvement Act of 1991, as described above. Our right, and the right of our stockholders and creditors, to participate in any distribution of the assets or earnings of our subsidiaries is further subject to the prior claims of creditors of the respective subsidiaries.

Source of Strength

   According to Federal Reserve Board policy, bank holding companies are expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. This support may be required at times when a bank holding company may not be able to provide such support. Similarly, under the cross-guarantee provisions of the Federal Deposit Insurance Act, in the event of a loss suffered or anticipated by the FDIC — either as a result of default of a banking subsidiary or related to FDIC assistance provided to a subsidiary in danger of default — the other banking subsidiaries may be assessed for the FDIC’s loss, subject to certain exceptions.

USE OF PROCEEDS

   Unless we describe a different use in a supplement, we will use the net proceeds from the sale of the notes for general corporate purposes. General corporate purposes include:

•	our working capital needs;

•	investments in, or extensions of credit to, our banking and nonbanking subsidiaries;

•	the possible acquisitions of other financial institutions or their assets;

•	the possible acquisitions of, or investments in, other businesses of a type we are permitted to acquire under applicable law;

•	the possible reduction of our outstanding indebtedness; and

•	the possible repurchase of our outstanding equity securities.

   Until we designate the use of these net proceeds, we will invest them temporarily. From time to time, we may engage in additional capital financings as we determine appropriate based on our needs and prevailing market conditions. These additional capital financings may include the sale of other notes and securities.

RATIOS OF EARNINGS TO FIXED CHARGES

   The consolidated ratio of earnings to fixed charges for (a) us for each of the years in the five-year period ended December 31, 2003 and (b) us and FleetBoston prepared using unaudited pro forma condensed combined financial information of us and FleetBoston as of December 31, 2003, are as follows:

					Unaudited
					Pro Forma
					Bank of America/
Year Ended December 31,					FleetBoston
					Combined —
2003	2002	2001	2000	1999	December 31, 2003(1)

Excluding interest on deposits
3.8	3.1	2.1	1.8	2.2	3.9
Including interest on deposits
2.5	2.1	1.6	1.5	1.6	2.5

(1)	The pro forma information assumes that we had been combined with FleetBoston on January 1, 2003, on a purchase accounting basis. For additional information, see “Unaudited Pro Forma Condensed Combined Financial Information” included in our Form 8-K/A filed April 14, 2004.

   The ratio of earnings to fixed charges has been computed by dividing (a) net income before taxes and fixed charges less (b) equity in undistributed earnings of unconsolidated subsidiaries by (c) fixed charges.

   Fixed charges consist of:

•	interest expense, which we calculate excluding interest on deposits in one case and including that interest in the other;

•	amortization of debt discount and appropriate issuance costs; and

•	one-third (the amount deemed to represent an appropriate interest factor) of net rent expense under lease commitments.

DESCRIPTION OF NOTES

   Our senior notes will be issued under an amended and restated indenture dated as of July 1, 2001 (the “Senior Indenture”) between us and The Bank of New York. Our subordinated notes will be issued under an amended and restated indenture dated as of July 1, 2001 (the “Subordinated Indenture,” and together with the Senior Indenture, the “Indentures”) between us and The Bank of New York. The Indentures are subject to, and governed by, the Trust Indenture Act of 1939. The statements in this prospectus and the related supplements concerning the notes and the Indentures are not complete and are subject to, and qualified in their entirety by, all of the provisions of the Indentures. If you would like more information concerning these provisions, you should review the Indentures, which are on file with the SEC. You also may review the Indentures at the offices of The Bank of New York at the address indicated in the section entitled “Summary” beginning on page 4. Whenever we refer to particular provisions of the Indentures or the defined terms contained in the Indentures, those provisions and defined terms are incorporated in this prospectus and any supplement by reference.

   The Indentures do not limit the amount of additional indebtedness that we may incur. Accordingly, without the consent of the holders of the notes, we may issue additional indebtedness under the Indentures in excess of the $6,000,000,000 initial offering price of the notes offered by this prospectus.

   We may issue notes that bear interest at a fixed rate described in the applicable supplement, which we refer to as “fixed-rate notes.” We also may issue notes that bear interest at a floating rate of interest determined by reference to one or more interest rate bases, or by reference to one or more interest rate formulae, described in the applicable supplement, which we refer to as “floating-rate notes.” In some cases, the interest rate of a floating-rate note also may be adjusted by adding or subtracting a spread or by multiplying the interest rate by a spread multiplier. A floating-rate note also may be subject to:

•	a maximum interest rate limit, or ceiling, on the interest that may accrue during any interest period;

•	a minimum interest rate limit, or floor, on the interest that may accrue during any interest period; or

•	both.

   The trustee also will act as the calculation agent for floating-rate notes, unless otherwise specified in the applicable supplement. The calculation agent will be responsible for calculating the interest rate, reference rates, principal, premium, if any, or interest applicable to the floating-rate notes and for certain other related matters. The calculation agent, at the request of the holder of any floating-rate note, will provide the interest rate then in effect and, if already determined, the interest rate that is to take effect on the next interest reset date, as described below, for the floating-rate note. We may replace any calculation agent or elect to act as the calculation agent for some or all of the notes, and the calculation agent may resign.

   Notes issued in accordance with this prospectus and a related supplement will have the following general characteristics:

•	The notes will be our direct unsecured obligations. Each supplement will state whether the notes are senior or subordinated debt. Senior notes will rank equally with all of our other unsecured senior debt, and subordinated notes will rank equally with all of our other unsecured subordinated debt and junior in right of payment to our senior debt.

•	The notes may be offered from time to time by us through the Purchasing Agent and each note will mature on a day that is nine months or more from its issue date.

•	Each note will bear interest from its issue date at a fixed or floating rate.

•	The notes will not be subject to any sinking fund.

•	The notes will be issued in a minimum denomination of $1,000, and in multiples of $1,000 unless another denomination is stated in the supplement.

   In addition, the supplement relating to each offering of notes will describe specific terms of the notes, including:

•	the principal amount of the note offered;

•	the price, which may be expressed as a percentage of the aggregate initial public offering price of the note, at which the note will be issued to the public;

•	the Purchasing Agent’s concession;

•	the net proceeds to us;

•	the date on which the note will be issued to the public;

•	the stated maturity date of the note;

•	whether the note is a fixed-rate note or a floating-rate note;

•	the method of determining and paying interest, including any applicable interest rate basis or bases, any initial interest rate, any interest reset dates, any interest payment dates, any index maturity, and any maximum or minimum interest rate;

•	any spread or spread multiplier applicable to a floating-rate note;

•	the interest payment frequency;

•	whether the “Survivor’s Option” described on page 21 will be applicable;

•	if we decide to list any note on a stock exchange, we will specify the exchange;

•	if the note may be redeemed at our option or repaid at the option of the holder prior to its maturity date and the provisions relating to such redemption or repayment;

•	any special U.S. federal income tax consequences of the purchase, ownership and disposition of the note; and

•	any other material terms of the note not inconsistent with the provisions of the applicable Indenture.

Payment of Principal and Interest

   Principal of, premium, if any, and interest on the notes will be paid to owners of a beneficial interest in the notes in accordance with the arrangements then in place between the paying agent and The Depository Trust Company (referred to as “DTC”), as the Depositary, and its participants as described under the section entitled “Registration and Settlement” beginning on page 26. Interest on each note will be payable either monthly, quarterly, semi-annually or annually on each interest payment date and at maturity or on the date of redemption or repayment if a note is redeemed or repaid prior to maturity. If the date for payment of any amount for any note is not a Business Day, the payment will be made on the next Business Day and will be made in the relevant place. The holder of the note will not be entitled to further interest or other payment with respect to this delay. However, in the case of a floating-rate note with an interest rate based on the London interbank offered rate, referred to as a “LIBOR note” and described below, if an interest payment date is not a Business Day, and the next Business Day is in the next calendar month, the interest payment date will be the immediately preceding Business Day.

   “Business Day” means, for any note other than a LIBOR note, unless the supplement relating to that note states otherwise, any weekday that is (1) not a legal holiday in New York, New York or Charlotte, North Carolina, (2) not a day on which banking institutions in those cities are authorized or required by law or regulation to be closed and (3) for LIBOR notes, a London Banking Day. A “London Banking Day” means any day on which commercial banks are open for business (including dealings in U.S. dollars) in London, England.

   Unless otherwise indicated in the applicable supplement, interest payments will include interest accrued from the most recent interest payment date to which interest has been paid or, if no interest has been paid, from the issue date, to, but excluding, the next interest payment date.

   Interest will be payable to the person in whose name a note is registered at the close of business on the regular record date before each interest payment date. Interest payable at maturity, on a date of redemption or repayment or in connection with the exercise of a Survivor’s Option will be payable to the person to whom principal is payable. Unless otherwise specified in the pricing supplement, the regular record date for an interest payment date will be (1) for fixed-rate notes, the first day of the calendar month in which the interest payment date occurs, and (2) for a floating-rate note, the fifteenth calendar day immediately preceding the interest payment date, in either case, whether or not that day is a Business Day. The principal and interest payable at maturity will be paid to the holder of the note at the close of business on the maturity date.

   We will pay any administrative costs imposed by banks in connection with making payments in immediately available funds, but any tax, assessment or governmental charge imposed upon any payments, including, without limitation, any withholding tax, will be the responsibility of the holders of beneficial interests in the notes in respect of which such payments are made.

Interest and Interest Rates

   Fixed-Rate Notes

   Each fixed-rate note will begin to accrue interest on its issue date until its stated maturity date or earlier redemption or repayment. The applicable supplement will specify a fixed interest rate per year payable monthly, quarterly, semi-annually or annually. Interest on the fixed-rate notes will be computed on the basis of a 360-day year of twelve 30-day months.

   Interest on the fixed-rate notes will be paid as follows:

Interest Payment
Frequency	Interest Payment Dates

Monthly	Fifteenth day of each calendar month, beginning in the first calendar month following the month the note was issued.

Quarterly	Fifteenth day of every third month, beginning in the third calendar month following the month the note was issued.

Semi-annually	Fifteenth day of every sixth month, beginning in the sixth calendar month following the month the note was issued.

Annually	Fifteenth day of every twelfth month, beginning in the twelfth calendar month following the month the note was issued.

   Floating-Rate Notes

   Interest Rate Bases. Each floating-rate note will have an interest rate basis or formula, which may be based on:

•	the federal funds rate, in which case the note will be a “federal funds rate note”;

•	the London interbank offered rate, in which case the note will be a “LIBOR note”;

•	the prime rate, in which case the note will be a “prime rate note”;

•	the treasury rate, in which case the note will be a “treasury rate note”; or

•	any other interest rate formula specified in the applicable supplement.

   The specific terms of each floating-rate note, including the initial interest rate in effect until the first interest reset date, will be specified in the applicable supplement. Thereafter, the interest rate will be determined by reference to the specified interest rate basis or formula, plus or minus the spread, if any, or multiplied by the spread multiplier, if any. The “spread” is the number of basis points we specify on the floating-rate note to be added to or subtracted from the base rate. The “spread multiplier” is the percentage we specify on the floating-rate note by which the base rate is multiplied in order to calculate the applicable interest rate.

   Interest Reset Dates. The interest rate of each floating-rate note may be reset daily, weekly, monthly, quarterly, semi-annually, or annually, as we specify in the applicable supplement. We refer to the period during which an interest rate is effective as an “interest reset period” and the date in each such period on which the interest is reset as an “interest reset date.” The interest reset date will be specified in the applicable supplement.

   However, the interest rate in effect from the issue date to the first interest reset date for a floating-rate note will be the initial interest rate, as specified in the applicable supplement.

   If any interest reset date for any floating-rate note would otherwise be a day that is not a Business Day for the floating-rate note, the interest reset date for the floating-rate note will be the next day that is a Business Day for the floating-rate note. However, in the case of a LIBOR note, if the next Business Day is in the next succeeding calendar month, the interest reset date will be the immediately preceding Business Day.

   Interest Determination Dates. Unless otherwise specified in the applicable supplement, the interest determination date for an interest reset date will be:

•	for a federal funds rate note or a prime rate note, the Business Day immediately preceding the interest reset date;

•	for a LIBOR note, the second London Banking Day immediately preceding the interest reset date; and

•	for a treasury rate note, the day of the week in which the interest reset date falls on which Treasury bills, as defined below, of the applicable index maturity would normally be auctioned.

   The “index maturity” is the period to maturity of the instrument for which the interest rate basis is calculated.

   Treasury bills usually are sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction usually is held on the following Tuesday, except that the auction may be held on the preceding Friday. If, as a result of a legal holiday, an auction is held on the preceding Friday, that preceding Friday will be the interest determination date pertaining to the interest reset date occurring in the next succeeding week. Each base rate will be determined as of that date, and the applicable interest rate will take effect on the applicable interest reset date.

   For a floating-rate note for which the interest rate is determined by reference to two or more base rates, the interest determination date will be the most recent Business Day that is at least two Business Days prior to the applicable interest reset date for the floating-rate note on which each applicable base rate is determinable.

   Calculation Date. Unless otherwise specified in the applicable supplement, the calculation date for any interest determination date will be the date by which the calculation agent computes the amount of interest owed on a floating-rate note for the related interest reset period. Unless otherwise specified in the applicable supplement, the calculation date will be the earlier of:

(1) the tenth calendar day after the related interest determination date or, if that day is not a Business Day, the next succeeding Business Day, or

(2) the Business Day immediately preceding the applicable interest payment date, the maturity date or the date of redemption or prepayment, as the case may be.

   Interest Payments. Except as provided below and unless otherwise provided in the applicable supplement, interest on floating-rate notes will be payable, in the case of floating-rate notes with an interest reset date that resets:

•	daily, weekly or monthly — on a date that occurs in each month, as specified in the applicable supplement;

•	quarterly — on a date that occurs in each third month, as specified in the applicable supplement;

•	semi-annually — on a date that occurs in each of two months of each year, as specified in the applicable supplement; and

•	annually — on a date that occurs in one month of each year, as specified in the applicable supplement.

   Accrued interest on a floating-rate note is calculated by multiplying the principal amount of a note by an accrued interest factor. This accrued interest factor is the sum of the interest factors calculated for each day in the period for which accrued interest is being calculated. Unless otherwise indicated in the applicable supplement, the accrued interest factor will be computed and interest will be paid (including payments for partial periods) as follows:

•	for federal funds rate notes, LIBOR notes, prime rate notes or any other floating-rate notes other than treasury rate notes, the daily interest factor will be computed by dividing the interest rate in effect on that day by 360; and

•	for treasury rate notes, the daily interest factor will be computed by dividing the interest rate in effect on that day by 365 or 366, as applicable.

   All dollar amounts used in or resulting from any calculation on floating-rate notes will be rounded to the nearest cent, with one-half cent being rounded upward. Unless otherwise specified in the applicable supplement, all percentages resulting from any calculation with respect to a floating-rate note will be rounded, if necessary, to the nearest one hundred-thousandth of a percent, with five one-millionths of a percentage point rounded upwards, e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655).

   The calculation agent, upon the request of the holder of any floating-rate note, will provide the interest rate then in effect and, if different, the interest rate that will become effective on the next interest reset date as a result of a determination made on the most recent interest determination date with respect to the floating-rate note.

   LIBOR Notes. Each LIBOR note will bear interest at the LIBOR base rate, adjusted by any spread or spread multiplier, as specified in the applicable supplement. The LIBOR base rate will be the London interbank offered rate for deposits in U.S. dollars, as specified in the applicable supplement. Except as provided below, LIBOR for each interest reset period will be calculated on the interest determination date for the related interest reset date.

   On each interest determination date, the calculation agent will determine LIBOR as follows:

•	If “LIBOR Telerate” is specified in the applicable supplement, LIBOR will be the rate for deposits in U.S. dollars having the index maturity described in the applicable supplement commencing on the related interest reset date, as the rate appears on the designated LIBOR page in the applicable supplement as of 11:00 A.M., London time, on that interest determination date.

•	If “LIBOR Reuters” is specified in the applicable supplement, LIBOR will be the arithmetic mean of the offered rates for deposits in U.S. dollars having the index maturity described in the applicable supplement commencing on the related interest reset date, as the rates appear on the designated LIBOR page in the applicable supplement as of 11:00 A.M., London time, on that interest determination date, if at least two offered rates appear on the designated LIBOR page, except that, if the designated LIBOR page only provides for a single rate, that single rate will be used.

   If the applicable supplement does not specify “LIBOR Telerate” or “LIBOR Reuters,” the LIBOR rate will be LIBOR Telerate.

   If “LIBOR Telerate” applies and the rate described above does not appear on that page, or if “LIBOR Reuters” applies and fewer than two of the rates described above appears on that page or no rate appears on any page on which only one rate normally appears, then the calculation agent will determine LIBOR as follows:

•	The calculation agent will select four major banks in the London interbank market, which may include us, our affiliates, or affiliates of the agents. On the interest determination date, those four banks will be requested to provide their offered quotations for deposits in U.S. dollars having an index maturity specified in the applicable supplement commencing on the interest reset date to prime banks in the London interbank market at approximately 11:00 A.M., London time.

•	If at least two quotations are provided, the calculation agent will determine LIBOR as the arithmetic mean of those quotations.

•	If fewer than two quotations are provided, the calculation agent will select three major banks in New York City, which may include us, our affiliates, or affiliates of the agents. On the interest determination date, those three banks will be requested to provide their offered quotations for loans in U.S. dollars having an index maturity specified in the applicable supplement commencing on the interest reset date to leading European banks at approximately 11:00 A.M., London time. The calculation agent will determine LIBOR as the arithmetic mean of those quotations.

•	If fewer than three New York City banks selected by the calculation agent are quoting rates, LIBOR for that interest reset period will remain LIBOR then in effect on the interest determination date.

   Treasury Rate Notes. Each treasury rate note will bear interest at the treasury rate plus or minus any spread and multiplied by any spread multiplier described in the applicable supplement. Except as provided below, the treasury rate for each interest reset period will be calculated on the interest determination date for the related interest reset date.

   The “treasury rate” for any interest determination date is the rate set at the auction of direct obligations of the United States (“Treasury bills”) having the index maturity described in the applicable supplement, as specified under the caption “Investment Rate” on the display on Moneyline Telerate, or any successor service, on page 56 or any other page as may replace page 56, or page 57 or any other page as may replace page 57.

   If the rate cannot be determined as described above, the treasury rate will be determined as follows:

(1) If the rate is not displayed on Moneyline Telerate by 3:00 P.M., New York City time, on the related calculation date, the treasury rate will be the rate of Treasury bills as published in H.15 Daily Update, or another recognized electronic source used for the purpose of displaying the applicable rate, under the caption “U.S. Government Securities/ Treasury Bills/ Auction High.”

(2) If the rate referred to in (1) above is not published by 3:00 P.M., New York City time, on the related calculation date, the treasury rate will be the bond equivalent yield, as defined below, of the auction rate of the applicable Treasury bills as announced by the United States Department of the Treasury.

(3) If the rate referred to in (2) above is not announced by the United States Department of the Treasury, or if the auction is not held, the treasury rate will be the bond equivalent yield of the rate on the particular interest determination date of the applicable Treasury bills as published in H.15(519) under the caption “U.S. Government Securities/ Treasury Bills/ Secondary Market.”

(4) If the rate referred to in (3) above is not published by 3:00 P.M., New York City time, on the related calculation date, the treasury rate will be the rate on the particular interest determination date of the applicable Treasury bills as published in H.15 Daily Update, or another recognized electronic source used for the purpose of displaying the applicable rate, under the caption “U.S. Government Securities/ Treasury Bills/ Secondary Market.”

(5) If the rate referred to in (4) above is not published by 3:00 P.M., New York City time, on the related calculation date, the treasury rate will be the rate on the particular interest determination date calculated by the calculation agent as the bond equivalent yield of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 P.M., New York City time, on that interest determination date, of three primary United States government securities dealers, which may include the agent or its affiliates, selected by the calculation agent, for the issue of Treasury bills with a remaining maturity closest to the particular index maturity.

(6) If the dealers selected by the calculation agent are not quoting as mentioned in (5) above, the treasury rate will be the treasury rate in effect on the particular interest determination date.

   The bond equivalent yield will be calculated using the following formula:

Bond equivalent yield	=	D × N 360-(D × M)	×	100

where “D” refers to the applicable annual rate for Treasury bills quoted on a bank discount basis and expressed as a decimal, “N” refers to 365 or 366, as the case may be, and “M” refers to the actual number of days in the applicable interest reset period.

   “H.15(519)” means the weekly statistical release designated as H.15(519), or any successor publication, published by the Board of Governors of the Federal Reserve System.

   “H.15 Daily Update” means the daily update of H.15(519), available through the website of the Board of Governors of the Federal Reserve System at www.federalreserve.gov/releases/h15/update, or any successor site or publication.

   Federal Funds Rate Notes. Each federal funds rate note will bear interest at the federal funds rate plus or minus any spread and multiplied by any spread multiplier described in the applicable supplement. Except as provided below, the federal funds rate for each interest reset period will be calculated on the interest determination date for the related interest reset date.

   The “federal funds rate” for any interest determination date is the rate on that date for federal funds, as published in H.15(519) prior to 3:00 P.M., New York City time, on the calculation date for that interest determination date under the heading “Federal Funds (Effective)” and displayed on Moneyline Telerate, or any successor service, on page 120 or any other page as may replace the specified page on that service (“Telerate Page 120”).

   The following procedures will be followed if the federal funds rate cannot be determined as described above:

•	If the rate is not published in H.15(519) by 3:00 P.M., New York City time, on the calculation date or does not appear on Telerate Page 120, the federal funds rate will be the rate on that interest determination date, as published in H.15 Daily Update, or any other recognized electronic source for the purposes of displaying the applicable rate, under the caption “Federal Funds (Effective).”

•	If the alternative rate described above is not published in H.15 Daily Update by 3:00 P.M., New York City time, on the calculation date, then the calculation agent will determine the federal funds rate to be the average of the rates for the last transaction in overnight federal funds quoted by three leading brokers of federal funds transactions in New York City, selected by the calculation agent, prior to 9:00 A.M., New York City time, on that interest determination date.

•	If fewer than three brokers selected by the calculation agent are quoting as described above, the federal funds rate will be the federal funds rate then in effect on that interest determination date.

   Prime Rate Notes. Each prime rate note will bear interest at the prime rate plus or minus any spread and multiplied by any spread multiplier described in the applicable supplement. Except as provided below, the prime rate for each interest reset period will be calculated on the interest determination date for the related interest reset date.

   The “prime rate” for any interest determination date is the prime rate or base lending rate on that date, as published in H.15(519) prior to 3:00 P.M., New York City time, on the calculation date for that interest determination date under the heading “Bank Prime Loan.”

   The following procedures will be followed if the prime rate cannot be determined as described above:

•	If the rate is not published in H.15(519) by 3:00 P.M., New York City time, on the calculation date, then the prime rate will be the rate as published in H.15 Daily Update, or any other recognized electronic source used for the purpose of displaying the applicable rate, under the caption “Bank Prime Loan.”

•	If the alternative rate described above is not published in H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the calculation date, then the calculation agent will determine the prime rate to be the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters screen US PRIME 1, as defined below, as that bank’s prime rate or base lending rate as in effect as of 11:00 A.M., New York City time, on that interest determination date.

•	If fewer than four rates appear on the Reuters screen US PRIME 1 for that interest determination date, by 3:00 P.M., New York City time, then the prime rate will be the average of the prime rates or base lending rates furnished in New York City by three substitute banks or trust companies (all organized under the laws of the United States or any of its states and having total equity capital of at least $500,000,000) selected by the calculation agent on the interest determination date. These selected banks or trust companies may include our subsidiaries or affiliates, or affiliates of the agent.

•	If the banks selected by the calculation agent are not quoting as described above, the prime rate will remain the prime rate then in effect on the interest determination date.

   “Reuters screen US PRIME 1” means the display designated as page “US PRIME 1” on the Reuters Monitor Money Rates Service (or any other page as may replace the US PRIME 1 page on that service for the purpose of displaying prime rates or base lending rates of major United States banks).

Redemption and Repayment

   Unless we otherwise provide in the applicable supplement, the notes will not be redeemable or repayable prior to their stated maturity dates.

   If the applicable supplement states that the note is redeemable at our option prior to its stated maturity date, then on the date or dates specified in the supplement, we may redeem any of those notes either in whole or from time to time in part, upon not less than 30 nor more than 60 days’ written notice to the holder of the note.

   If the applicable supplement states that your note is repayable at your option prior to its stated maturity date, we will require receipt of notice of the request for repayment at least 30 but not more than 60 days prior to the date or dates specified in the supplement. We also must receive the completed form entitled “Option to Elect Repayment.” Exercise of the repayment option by the holder of a note will be irrevocable.

   Since the notes will be represented by a global note, DTC (as the Depositary) or its nominee will be treated as the holder of the notes; therefore DTC or its nominee will be the only entity that receives notices of redemption of notes from us, in the case of our redemption of notes, and will be the only entity that can exercise the right to repayment of notes, in the case of optional repayment. See the section entitled “Registration and Settlement” beginning on page 26.

   To ensure that DTC or its nominee will timely exercise a right to repayment with respect to a particular beneficial interest in a note, the beneficial owner of such interest must instruct the broker or other direct or indirect participant through which it holds a beneficial interest in the note to notify DTC or its nominee of its desire to exercise a right to repayment. Because different firms have different cut-off times for accepting instructions from their customers, each beneficial owner should consult the broker or other direct or indirect participant through which it holds the beneficial interest in a note to determine the cut-off time by which the instruction must be given for timely notice to be delivered to DTC or its nominee. Conveyance of notices and other communications by DTC or its nominee to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners of the notes will be governed by agreements among them and any applicable statutory or regulatory requirements.

   The actual redemption or repayment of a note normally will occur on the interest payment date or dates following receipt of a valid notice. Unless otherwise specified in the supplement, the redemption or repayment price will equal 100% of the principal amount of the note plus accrued and unpaid interest to the date or dates of redemption or repayment. Notes will not be redeemed, in part, in increments less than their minimum denominations.

   We may at any time purchase notes, including those otherwise tendered for repayment by a holder, or a holder’s duly authorized representative through the exercise of the Survivor’s Option described below, at any price or prices in the open market or otherwise. If we purchase notes in this manner, we will have the discretion to either hold, resell or surrender these notes to the trustee for cancellation.

Survivor’s Option

   The “Survivor’s Option” is a provision in a note in which we agree to repay that note, if requested by the authorized representative of the beneficial owner of that note, following the death of the beneficial owner of the note, so long as the note was acquired by the beneficial owner at least six months prior to the request. The supplement relating to any note will state whether the Survivor’s Option applies to that note.

   If the Survivor’s Option is applicable to a note, upon the valid exercise of the Survivor’s Option and the proper tender of the note for repayment, we will repay that note, in whole or in part, at a price equal to 100% of the principal amount of the deceased beneficial owner’s beneficial interest in the note plus accrued and unpaid interest to the date of repayment.

   To be valid, the Survivor’s Option must be exercised by or on behalf of the person who has authority to act on behalf of the deceased beneficial owner of the note under the laws of the applicable jurisdiction (including, without limitation, the personal representative of or the executor of the estate of the deceased beneficial owner or the surviving joint owner with the deceased beneficial owner).

   A beneficial owner of a note is a person who has the right, immediately prior to such person’s death,

to receive the proceeds from the disposition of that note, as well as the right to receive payment of the principal of the note.

   The death of a person holding a beneficial ownership interest in a note as a joint tenant or tenant by the entirety with another person, or as a tenant in common with the deceased holder’s spouse, will be deemed the death of a beneficial owner of that note, and the entire principal amount of the note held in this manner will be subject to repayment by us upon exercise of the Survivor’s Option. However, the death of a person holding a beneficial ownership interest in a note as tenant in common with a person other than such deceased holder’s spouse will be deemed the death of a beneficial owner only with respect to such deceased person’s interest in the note, and only the deceased beneficial owner’s percentage interest in the principal amount of the note will be subject to repayment.

   The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial ownership interests in a note will be deemed the death of the beneficial owner of that note for purposes of the Survivor’s Option, regardless of whether that beneficial owner was the registered holder of the note, if the beneficial ownership interest can be established to the satisfaction of the trustee. A beneficial ownership interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers to Minors Act or Uniform Gifts to Minors Act, community property or other joint ownership arrangements between a husband and wife. In addition, the beneficial ownership interest in a note will be deemed to exist in custodial and trust arrangements where one person has all of the beneficial ownership interest in that note during his or her lifetime.

   We have the discretionary right to limit the aggregate principal amount of notes as to which exercises of the Survivor’s Option will be accepted by us from all authorized representatives of deceased beneficial owners in any calendar year to an amount equal to the greater of $2,000,000 or 2% of the principal amount of all notes outstanding as of the end of the most recent calendar year. We also have the discretionary right to limit the aggregate principal amount of notes as to which exercises of the Survivor’s Option will be accepted by us from the authorized representative for any individual deceased beneficial owner of notes in any calendar year to $250,000. In addition, we will not permit the exercise of the Survivor’s Option for a principal amount less than $1,000 and we will not permit the exercise of the Survivor’s Option if such exercise will result in a note with a principal amount of less than $1,000 outstanding. If, however, the original principal amount of a note was less than $1,000, the authorized representative of the deceased beneficial owner of the note may exercise the Survivor’s Option, but only for the full principal amount of the note.

   An otherwise valid election to exercise the Survivor’s Option may not be withdrawn. An election to exercise the Survivor’s Option will be accepted in the order that it was received by the trustee, except for any note the acceptance of which would contravene any of the limitations described above. Notes accepted for repayment through the exercise of the Survivor’s Option normally will be repaid on the first interest payment date that occurs 20 or more calendar days after the date of the acceptance. For example, if the acceptance date of a note tendered pursuant to a valid exercise of the Survivor’s Option is May 1, 2005, and interest on that note is paid monthly, we would normally, at our option, repay or repurchase that note on the interest payment date occurring on June 15, 2005, because the May 15, 2005 interest payment date would occur less than 20 days from the date of acceptance. Each tendered note that is not accepted in a calendar year due to the application of any of the limitations described in the preceding paragraph will be deemed to be tendered in the following calendar year in the order in which all such notes were originally tendered. If a note tendered through a valid exercise of the Survivor’s Option is not accepted, the trustee will deliver a notice by first-class mail to the registered holder, at that holder’s last known address as indicated in the note register, that states the reason that note has not been accepted for repayment.

   Since the notes will be represented by a global note, DTC, as Depositary, or its nominee will be treated as the holder of the notes and will be the only entity that can exercise the Survivor’s Option for such notes. To obtain repayment of a note pursuant to exercise of the Survivor’s Option, the deceased beneficial owner’s authorized representative must provide the following items to the broker or other entity through which the beneficial interest in the note is held by the deceased beneficial owner:

•	appropriate evidence satisfactory to the trustee that:

(a)	the deceased was the beneficial owner of the note at the time of death and his or her interest in the note was acquired by the deceased beneficial owner at least six months prior to the request for repayment,

(b)	the death of the beneficial owner has occurred and the date of death, and

(c)	the representative has authority to act on behalf of the deceased beneficial owner;

•	if the beneficial interest in the note is held by a nominee of the deceased beneficial owner, a certificate satisfactory to the trustee from the nominee attesting to the deceased’s beneficial ownership of that note;

•	a written request for repayment signed by the authorized representative of the deceased beneficial owner with the signature guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States;

•	if applicable, a properly executed assignment or endorsement;

•	tax waivers and any other instruments or documents that the trustee reasonably requires in order to establish the validity of the beneficial ownership of the note and the claimant’s entitlement to payment; and

•	any additional information the trustee requires to evidence satisfaction of any conditions to the exercise of the Survivor’s Option or to document beneficial ownership or authority to make the election and to cause the repayment of the note.

   In turn, the broker or other entity will deliver each of these items to the trustee and will certify to the trustee that the broker or other entity represents the deceased beneficial owner.

   We retain the right to limit the aggregate principal amount of notes as to which exercises of the Survivor’s Option will be accepted in any one calendar year as described above. All other questions regarding the eligibility or validity of any exercise of the Survivor’s Option will be determined by the trustee, in its sole discretion, which determination will be final and binding on all parties.

   The broker or other entity will be responsible for disbursing payments received from the trustee to the authorized representative. See the section entitled “Registration and Settlement” beginning on page 26.

   Forms for the exercise of the Survivor’s Option may be obtained from The Bank of New York, 101 Barclay Street, New York, New York 10286, Attention: Reorganization Department, (212) 815-3472.

   On July 1, 2001, the Indentures were amended and restated primarily to modify the Survivor’s Option provision. Each of our InterNotes® issued prior to July 1, 2001 that included the Survivor’s Option specifically limited the exercise of the Survi-

vor’s Option to situations where the beneficial owner had owned the securities continuously for a period of at least six months immediately prior to his or her death. All of our InterNotes® issued after July 1, 2001 only require a period of six months to elapse between the date of purchase of the notes by the beneficial owner and the date of a valid request to exercise the Survivor’s Option by an authorized representative of the beneficial owner’s estate. The other limitations on the exercise of the Survivor’s Option did not change. If one of our affiliates delivers this prospectus in connection with a secondary market transaction, the applicable supplement will indicate when the notes were originally issued and whether the Survivor’s Option applies.

Subordination

   The subordinated notes will be subordinated in right of payment to our Senior Indebtedness. The Subordinated Indenture generally defines “Senior Indebtedness” as any indebtedness for money borrowed, including all of our indebtedness for borrowed and purchased money, all of our obligations arising from off-balance sheet guarantees and direct credit substitutes and our obligations associated with derivative products such as interest and foreign exchange rate contracts and commodity contracts, that were outstanding on the date we executed the Subordinated Indenture, or were created, incurred or assumed after that date, and all deferrals, renewals, extensions and refundings of that indebtedness or obligations, unless the instrument creating or evidencing the indebtedness provides that the indebtedness is subordinate in right of payment to any of our other indebtedness. Our senior notes will be Senior Indebtedness.

   We will not be able to make any principal, premium or interest payments on the subordinated notes or repurchase our subordinated notes if there is a default or event of default on any Senior Indebtedness that is not remedied and we and the trustee for the Subordinate Indenture (the “Subordinated Trustee”) receive notice of this from the holders of at least 10% in principal amount of any kind or category of any Senior Indebtedness or the Subordinated Trustee receives notice from us.

   If we repay any subordinated note before the required date or in connection with a distribution of our assets to creditors pursuant to a dissolution, winding up, liquidation or reorganization, any principal, premium or interest owing to holders of our Senior Indebtedness will be paid to those holders before any holders of subordinated notes will be paid. In addition, if such amounts were previously paid to the holder of a subordinated note or the Subordinated Trustee, the holders of our Senior Indebtedness will have first rights to such amounts previously paid.

   Until all Senior Indebtedness is repaid in full, the holders of subordinated notes will be subject to the rights of the holders of Senior Indebtedness to receive payments or distributions of our assets.

Sale or Issuance of Capital Stock of a Principal Subsidiary Bank

   The Senior Indenture prohibits the issuance, sale or other disposition of capital stock, or securities convertible into, or options, warrants or rights to acquire, capital stock, of any Principal Subsidiary Bank or of any subsidiary which owns shares of capital stock, or securities convertible into or options, warrants or rights to acquire capital stock, of any Principal Subsidiary Bank, with the following exceptions:

•	sales of directors’ qualifying shares;

•	sales or other dispositions for fair market value, if, after giving effect to the disposition and to the conversion of any shares or securities convertible into capital stock of a Principal Subsidiary Bank, we would own at least 80% of each class of the capital stock of that Principal Subsidiary Bank;

•	sales or other dispositions made in compliance with an order of a court or regulatory authority of competent jurisdiction;

•	any sale by a Principal Subsidiary Bank of additional shares of its capital stock, securities convertible into shares of its capital stock, or options, warrants or rights to subscribe for or purchase shares of its capital stock, to its shareholders at any price, so long as before the sale we owned, directly or indirectly, securities of the same class and immediately after the sale we owned, directly or indirectly, at least as great a percentage of each class of securities of that Principal Subsidiary Bank as we owned before such sale of additional securities; and

•	any issuance of shares of capital stock, or securities convertible into or options, warrants or rights to subscribe for or purchase shares of capital stock, of a Principal Subsidiary Bank or any subsidiary which owns shares of capital stock, or securities convertible into or options, warrants or rights to acquire capital stock, of any Principal Subsidiary Bank, to us or our wholly owned subsidiary.

   A “Principal Subsidiary Bank” is defined in the Senior Indenture as any of our banking subsidiaries (other than any credit card bank) with total assets equal to more than 10% of our total consolidated assets. At present, Bank of America, N.A. and Fleet National Bank are our Principal Subsidiary Banks.

   There is no comparable covenant in the Subordinated Indenture.

Waiver of Covenants

   The holders of a majority in principal amount of the notes affected that are outstanding under each of the Indentures may waive compliance with certain covenants or conditions of such Indentures.

Modification of the Indentures

   We and the trustee may modify each of the Senior Indenture and the Subordinated Indenture with the consent of the holders of at least 66 2/3% of the aggregate principal amount of the notes at the time outstanding under the applicable Indenture, voting as one class. However, we cannot modify either Indenture to extend the fixed maturity of, reduce the principal amount or redemption premium of, or reduce the rate of or extend the time of payment of interest on, any note without the consent of each noteholder. Furthermore, we cannot modify either Indenture to reduce the percentage of notes required to consent to modification without the consent of all holders of the notes outstanding under that Indenture.

   In addition, we and the applicable Trustee may execute supplemental indentures in limited circumstances without the consent of any holders of outstanding notes.

Meetings and Action by Noteholders

   The trustee may call a meeting in its discretion or upon request by us or the holders of at least 10% in principal amount of the notes outstanding under the applicable Indenture upon the giving of notice. If a meeting of noteholders is duly held, any resolution raised or decision taken will be binding on all holders of notes outstanding under that Indenture.

Defaults and Rights of Acceleration

   The Senior Indenture defines an event of default as any one of the following events:

•	our failure to pay principal or premium when due on any notes;

•	our failure to pay interest on any notes within 30 days after the interest becomes due;

•	our breach of any of our other covenants contained in the senior notes or the Senior Indenture that is not cured within 90 days after written notice to us by the trustee for the Senior

Indenture (the “Senior Trustee”), or to us and the Senior Trustee by the holders of at least 25% in principal amount of all senior notes then outstanding under the Senior Indenture and affected thereby; and

•	certain events involving our bankruptcy, insolvency or liquidation.

   The Subordinated Indenture defines an event of default solely as our bankruptcy under federal bankruptcy laws.

   If an event of default occurs and is continuing, either the trustee or the holders of 25% in principal amount of the notes outstanding under the applicable Indenture may declare the principal amount of all such notes to be due and payable immediately. The holders of a majority in principal amount of the notes then outstanding under the applicable Indenture may annul the declaration of an event of default and waive past defaults.

   Payment of principal of the subordinated notes may not be accelerated in the case of a default in the payment of principal or any premium or interest or the performance of any other covenants.

Collection of Indebtedness

   If we fail to pay principal or premium on the notes or if we are over 30 days late on an interest payment on the notes, the trustee can demand that we pay to it, for the benefit of the noteholders under the applicable Indenture, the amount which is due and payable on those notes. If we fail to pay the required amount on demand, the trustee may take appropriate action including instituting judicial proceedings.

   The holders of a majority in principal amount of the notes then outstanding under an Indenture may direct the time, method and place of conducting any proceeding for any remedy available to the trustee under that Indenture. The trustee, however, will be entitled to receive from the holders reasonable indemnity against expenses and liabilities.

   At least annually, we are required to file with the trustee a certificate stating that we are not in default with any of the terms of the respective Indentures.

Notices

   We will provide to noteholders any required notices by first-class mail to the addresses of the holders as they appear in the note register.

Concerning the Trustees

   We and our subsidiaries have from time to time maintained deposit accounts and conducted other banking transactions with The Bank of New York and its affiliated entities in the ordinary course of business. The Bank of New York also serves as trustee for a number of series of our outstanding indebtedness under other indentures.

REGISTRATION AND SETTLEMENT

The Depository Trust Company

   All of the notes we offer will be issued in book-entry only form. This means that we will not issue actual notes or certificates, except in the limited case described below. Instead, we will issue global notes in registered form (each, a “Global Note”). Each Global Note is held through DTC, as Depositary, and is registered in the name of Cede & Co., as nominee of DTC. Accordingly, Cede & Co. will be the holder of record of the notes. Each note represents a beneficial interest in that Global Note.

   Beneficial interests in a Global Note are shown on, and transfers are effected through, records maintained by DTC or its participants. In order to own a beneficial interest in a note, you must be an institution that has an account with DTC or have a direct or indirect account with such an institution. Transfers of ownership interests in the notes will be accomplished by making entries in DTC participants’ books acting on behalf of beneficial owners. Beneficial owners of these notes will not receive certificates representing their ownership interest, unless the use of the book-entry system is discontinued.

  So long as DTC or its nominee is the registered owner of a Global Note, DTC or its nominee, as the case may be, will be the sole holder of the notes represented thereby for all purposes, including payment of principal and interest, under the applicable Indenture. Except as otherwise provided below, the beneficial owners of the notes are not entitled to receive physical delivery of certificated notes and will not be considered the holders of the notes for any purpose under the applicable Indenture. Accordingly, each beneficial owner must rely on the procedures of DTC and, if such beneficial owner is not a DTC participant, on the procedures of the DTC participant through which such beneficial owner owns its interest in order to exercise any rights of a holder of a note under the applicable Indenture. The laws of some jurisdictions require that certain purchasers of notes take physical delivery of such notes in certificated form. Those limits and laws may impair the ability to transfer beneficial interests in the notes.

  Each Global Note representing notes will be exchangeable for certificated notes of like tenor and terms and of differing authorized denominations in a like aggregate principal amount, only if (1) DTC notifies us that it is unwilling or unable to continue as Depositary for the Global Notes or we become aware that DTC has ceased to be a clearing agency registered under the Securities Exchange Act of 1934 and, in any such case we fail to appoint a successor to DTC within 60 calendar days, (2) we, in our sole discretion, determine that the Global Notes shall be exchangeable for certificated notes or (3) an event of default has occurred and is continuing with respect to the notes under the applicable Indenture. Upon any such exchange, the certificated notes shall be registered in the names of the beneficial owners of the Global Note representing the notes.

   The following is based on information furnished by DTC:

DTC will act as securities depository for the notes. The notes will be issued as fully-registered notes registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. Generally, one fully registered Global Note will be issued for all of the principal amount of the notes. If, however, the aggregate principal amount of any note exceeds $500 million, one certificate will be issued with respect to each $500 million of principal amount and an additional certificate will be issued with respect to any remaining principal amount of such note.

DTC, the world’s largest depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over two million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 85 countries that its participants (“direct participants”) deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corpo-

ration (“DTCC”). DTCC, in turn, is owned by a number of direct participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, also subsidiaries of DTCC, as well as by The New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The DTC rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

Purchases of the notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The beneficial interest of each actual purchaser of each note is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners, however, are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of beneficial interests in the notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their beneficial interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of the notes may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the notes, such as redemptions, tenders, defaults and proposed amendments to the security documents. For example, beneficial owners of the notes may wish to ascertain that the nominee holding the notes for their benefit has agreed to obtain and transmit notices to beneficial owners. In the alternative, beneficial owners may wish to provide their names and addresses to the registrar and request that copies of notices be provided directly to them.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the regular record date. The omnibus proxy assigns Cede & Co.’s con-

senting or voting rights to those direct participants to whose accounts the notes are credited on the regular record date (identified in a listing attached to the omnibus proxy).

We will pay principal and any premium or interest payments on the notes in immediately available funds directly to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us, on the applicable payment date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of these participants and not of DTC or any other party, subject to any statutory or regulatory requirements that may be in effect from time to time. Payment of principal and any premium or interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our responsibility, disbursement of such payments to direct participants is the responsibility of DTC, and disbursement of such payments to the beneficial owners is the responsibility of the direct or indirect participant.

We will send any redemption notices to DTC. If less than all of the notes are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant to be redeemed.

DTC may discontinue providing its services as depository for the notes at any time by giving us reasonable notice. Under such circumstances, if a successor securities depository is not obtained, we will print and deliver certificated notes.

   The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but neither we nor any agent takes responsibility for its accuracy.

Registration, Transfer and Payment of Certificated Notes

   If we ever issue notes in certificated form, those notes may be presented for registration, transfer and payment at the office of the registrar or at the office of any transfer agent designated and maintained by us. We have originally designated The Bank of New York, 101 Barclay Street, New York, New York 10286 to act in those capacities for both senior and subordinated notes. The registrar or transfer agent will make the transfer or registration only if it is satisfied with the documents of title and identity of the person making the request. There will not be a service charge for any exchange or registration of transfer of the notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with the exchange. At any time we may change transfer agents or approve a change in the location through which any transfer agent acts. We also may designate additional transfer agents for any notes at any time.

   We will not be required to (1) issue, exchange or register the transfer of any note to be redeemed for a period of 15 days before the selection of the notes to be redeemed or (2) exchange or register the transfer of any note that was selected, called or is being called for redemption, except the unredeemed portion of any note being redeemed in part.

   We will pay principal and any premium and interest on any certificated notes at the offices of the paying agents we may designate from time to time. Generally, we will pay interest on a note on any interest payment date to the person in whose name the note is registered at the close of business on the regular record date for that payment.

TAX CONSEQUENCES TO UNITED STATES HOLDERS

   The following general summary describes the principal United States federal income and estate tax consequences of the ownership and disposition of the notes. This summary provides general information only and is directed solely to original holders who hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not purport to discuss all United States federal income tax consequences that may be applicable to particular categories of investors that may be subject to special rules, such as financial institutions, insurance companies, dealers in securities, persons holding notes as part of a “straddle,” conversion transaction, hedging or other integrated transaction, persons who have ceased to be United States citizens or to be taxed as resident aliens or persons that are not United States Holders. In addition, the tax consequences of holding a particular note will depend, in part, on the particular terms of such note as described in the applicable supplement. This summary also does not discuss the tax consequences that are specific to holders who purchase notes that are treated as issued with “original issue discount.”

   Holders of notes are advised to consult their own tax advisors with regard to the application of the United States federal income and estate tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign tax jurisdiction.

   This summary is based on the Code, United States Treasury Regulations (including proposed and temporary regulations) promulgated under the Code, rulings, official pronouncements and judicial decisions as of the date of this Prospectus. The authorities on which this summary is based are subject to change or differing interpretations, which could apply retroactively, so as to result in United States federal income tax consequences different from those discussed below.

   As used in this prospectus, the term “United States Holder” means a beneficial owner of a note that is for United States federal income tax purposes:

(1) an individual who is a citizen or resident of the United States,

(2) an entity which is a corporation or a partnership for United States federal income tax purposes created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations),

(3) an estate the income of which is subject to United States federal income tax regardless of its source,

(4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or

(5) any other person whose income or gain with respect to the notes is effectively connected with the conduct of a United States trade or business.

Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date, that elect to continue to be treated as United States persons also will be United States Holders.

   Payment of Interest

   Interest on a note will generally be taxable to a United States Holder as ordinary interest income at the time it is accrued or is received in accordance with the United States Holder’s method of accounting for tax purposes.

   Market Discount

   If a United States Holder purchases a note for an amount that is less than the principal amount of the note by 0.25% or more of the principal amount of the note multiplied by the number of remaining whole years to maturity, such holder will be considered to have purchased such note with “market discount.” In such case, any gain realized by a United States Holder on the sale, exchange or redemption of the note generally will be treated as ordinary interest income to the extent of the market discount that accrued on the note during such holder’s holding period. In addition, a United States Holder may be required to defer the deduction of a portion of the interest paid on any indebtedness incurred or maintained to purchase or carry the note. In general, market discount is treated as accruing ratably over the term of the note unless an election is made to accrue that market discount under a constant yield method.

   A United States Holder may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale, exchange or redemption of the notes as ordinary income. If an election is made to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If a United States Holder makes such an election, it will apply to all market discount debt instruments acquired by such holder on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the United States Internal Revenue Service, or “IRS.”

   Bond Premium

   If a United States Holder purchases a note for an amount that is greater than the principal amount of the note, such holder will be considered to have purchased such note with “amortizable bond premium” equal in amount to such excess. A United States Holder may elect (in accordance with applicable Code provisions) to amortize such premium over the remaining term of the note (where such note is not redeemable prior to its maturity date), based on the United States Holder’s yield to maturity with respect to the note.

   A United States Holder generally may use the amortizable bond premium allocable to an accrual period to offset interest required to be included in the United States Holder’s income with respect to the note in that accrual period. If the amortizable bond premium allocable to an accrual period exceeds the amount of interest allocable to such accrual period, such excess would be allowed as a deduction for such accrual period, but only to the extent of the United States Holder’s prior interest inclusions on the note that have not been offset previously by bond premium. Any excess is generally carried forward and allocable to the next accrual period.

   If such note may be redeemed by us prior to its maturity date, the amount of amortizable bond premium is determined with reference to either the amount payable on maturity or, if it results in a smaller premium, the amount payable on the earlier redemption date. A United States Holder who elects to amortize bond premium must reduce his tax basis in the note as described under “Sale, Exchange or Redemption of the Notes” below.

   An election to amortize bond premium applies to all taxable debt obligations held by the United States Holder at the beginning of the first taxable year to which the election applies and thereafter acquired by the United States Holder and may be revoked only with the consent of the IRS. Generally, a holder may make an election to include in gross income its entire return on a note (i.e., the excess of all remaining payments to be received on the note over the amount paid for the note by such holder) in accordance with a constant yield method based on the compounding of interest. If a holder makes such an election for a note with amortizable bond premium, such election will result in a deemed election to amortize bond premium for all of the holder’s debt instruments with amortizable bond premium and may be revoked only with the permission of the IRS.

   Sale, Exchange or Redemption of the Notes

   Upon the sale, exchange or redemption of a note, a United States Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or redemption (other than amounts representing interest not previously included in income) and the United States Holder’s adjusted tax basis in the note. A United States Holder’s adjusted tax basis in a note will generally be the U.S. dollar cost of the note to such United States Holder, increased by any market discount previously included in income by the United States Holder and reduced by any principal payments received by the United States Holder and any amortizable bond premium used to offset interest.

   Except as discussed above with respect to market discount, gain or loss realized on the sale, exchange or redemption of a note will be capital gain or loss. Prospective investors should consult their tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates) and losses (the deductibility of which is subject to limitation).

   If a United States Holder disposes of only a portion of a note pursuant to a redemption or repayment (including the Survivor’s Option, if applicable), such disposition will be treated as a pro rata prepayment in retirement of a portion of a debt instrument. Generally, the resulting gain or loss would be calculated by assuming that the original note being tendered consists of two instruments, one that is retired (or repaid), and one that remains outstanding. The adjusted issue price and the United States Holder’s adjusted basis, determined immediately before the disposition, would be allocated between these two instruments based on the portion of the instrument that is treated as retired by the pro rata prepayment.

   Flat Notes

   We expect that most of the notes will trade in the secondary market with accrued interest. However, we may issue notes with terms and conditions that would make it likely that such notes would trade “flat” in the secondary market, which means that upon a sale of a note a United States Holder would not be paid an amount that reflects the accrued but unpaid interest with respect to such note. Nevertheless, for United States federal income tax purposes, a portion of the sales proceeds equal to the interest accrued with respect to such note from the last interest payment date to the sale date must be treated as interest income rather than as an amount realized upon the sale. Accordingly, a United States Holder that sells such a note between interest payment dates would be required to recognize interest income and, in certain circumstances, would recognize a capital loss (the deductibility of which is subject to limitations) on the sale of the notes. Concomitantly, a United States Holder that purchases such a note between interest payment dates would not be required to include in income that portion of any interest payment received that is attributable to interest that accrued prior to his or her purchase. If we issue such notes, we will state in the applicable supplement that such notes are expected to trade “flat.” A United States Holder that purchases such a note between interest payment dates should consult his or her own tax advisor concerning such holder’s adjusted tax basis in the note and whether such notes should be treated as having been purchased with market discount.

   Backup Withholding and Information Reporting

   Backup withholding and information reporting requirements may apply to payments of principal, premium and interest on a note, and to payments of proceeds of the sale or redemption of a note, to certain non-corporate United States Holders. We, our agent, a broker, the relevant Trustee or any paying agent, as the case may be, will be required to withhold from any payment a tax equal to 28% of such payment if the United States Holder fails to furnish or certify his or her correct taxpayer identification number (social security number or employer identification number) to the payor in the manner required, fails to certify that such United States Holder is not subject to backup withholding, or otherwise fails to comply with the applicable requirements of the backup withholding rules. For payments made in 2011 and thereafter, the withholding tax rate will be increased to 31%. Any amounts withheld under the backup withholding rules from a payment to a holder may be credited against such holder’s United States federal income tax and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

EMPLOYEE RETIREMENT INCOME
SECURITY ACT

   A fiduciary of a pension plan or other employee benefit plan (including a governmental plan, an individual retirement account, or a Keogh plan) subject to the Employee Retirement Income Security Act of 1974 (commonly referred to as “ERISA”) should consider fiduciary standards under ERISA in the context of the particular circumstances of that plan before authorizing an investment in the notes. A fiduciary also should consider whether the investment is authorized by, and in accordance with, the documents and instruments governing the plan.

   In addition, ERISA and the Code prohibit certain transactions (referred to as “prohibited transactions”) involving the assets of a plan subject to ERISA or the assets of an individual retirement account or plan subject to Section 4975 of the Code (referred to as an “ERISA plan”), on the one hand, and persons who have certain specified relationships to the plan (“parties in interest” within the meaning of ERISA or “disqualified persons” within the meaning of the Code), on the other. If we (or an affiliate) are considered a party in interest or disqualified person for an ERISA plan, then the investment in notes by the ERISA plan may give rise to a prohibited transaction, unless the notes are acquired under an exemption for transactions effected on behalf of that plan by a “qualified professional asset manager” or an “in-house asset manager,” for transactions involving insurance company general accounts, for transactions involving insurance company pooled separate accounts, for transactions involving bank collective trusts or under another available exemption. There are several ways by which we or our affiliates may be considered a party in interest or a disqualified person for an ERISA plan. For example, if we provide banking or financial advisory services to an ERISA plan, or act as a trustee or in a similar fiduciary role for ERISA plan assets, we may be considered a party in interest or a disqualified person with respect to that ERISA plan.

   If an ERISA plan engages in a prohibited transaction, the transaction may require “correction” and may cause the ERISA plan fiduciary to incur certain liabilities and the parties in interest or disqualified persons to be subject to excise taxes. Therefore, an ERISA plan should not invest in the notes unless the plan fiduciary or other person acquiring notes on behalf of the ERISA plan determines that neither we nor an affiliate is a party in interest or a disqualified person or, alternatively, that an exemption from the prohibited transaction rules is available. By purchasing and holding the notes, the person making the decision to invest on behalf of an ERISA plan is representing that the purchase and holding of the notes will not result in a prohibited transaction under ERISA or the Code.

   If you are the fiduciary of a pension plan or other ERISA plan, or an insurance company that is providing investment advice or other features to a pension plan or other ERISA plan, and you propose to invest in the notes with the assets of the ERISA plan, you should consult your own legal counsel for further guidance.

PLAN OF DISTRIBUTION

   Under the terms of an Amended and Restated Selling Agent Agreement dated as of August 20, 2002, the notes are offered from time to time by us to the Purchasing Agent for subsequent resale to the agents and other dealers. The agents, including the Purchasing Agent, are parties to that agreement. The notes will be offered for sale in the United States only. Dealers who are members of the selling group have executed a Master Selected Dealer Agreement with the Purchasing Agent. The agents have agreed to use their reasonable best efforts to solicit offers from investors to purchase the notes. We also may appoint additional agents to solicit offers to purchase the notes. Any solicitation and sale of the notes through those additional agents, however, will be on the same terms and conditions to which the original agents have agreed.

   We will pay the Purchasing Agent a gross selling concession to be divided among the Purchasing Agent and the other agents as they agree. The concession is payable to the Purchasing Agent in the form of a discount ranging from 0.2% to 3.0% of the non-discounted price for each note sold. However, we also may pay the Purchasing Agent a concession greater than or less than the range specified above. The gross selling concession that we will pay to the Purchasing Agent will be set forth in the related supplement. The Purchasing Agent also may sell notes to dealers at a discount not in excess of the concession it received from us. In certain cases, the Purchasing Agent and the other agents and dealers may agree that the Purchasing Agent will retain the entire gross selling concession. It is anticipated that in these circumstances the other agents and dealers will be compensated by their clients based on a percentage of assets under management. We will disclose any of these arrangements in the related supplement.

   Following the solicitation of orders, each of the agents, severally and not jointly, may purchase notes as principal for its own account from the Purchasing Agent. Unless otherwise set forth in the applicable supplement, these notes will be purchased by the agents and resold by them to one or more investors at a fixed public offering price. After the initial public offering of notes to be resold by an agent to investors, the public offering price (in the case of notes to be resold at a fixed public offering price), concession and discount may be changed.

   We have the sole right to accept offers to purchase notes and may reject any proposed offer to purchase notes in whole or in part. Each agent also has the right, in its discretion reasonably exercised, to reject any proposed offer to purchase notes in whole or in part. We reserve the right to withdraw, cancel or modify any offer without notice. We also may change the terms, including the interest rate we will pay on the notes, at any time prior to our acceptance of an offer to purchase.

   Each agent, including the Purchasing Agent, may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933. We have agreed to indemnify the agents against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the agents may be required to make with respect to those liabilities. We also have agreed to reimburse the agents for certain expenses.

   If any notes are to be distributed by means other than those set forth in the Amended and Restated Selling Agent Agreement, prior to commencement of that distribution, copies of the proposed distribution agreements will be submitted to the National Association of Securities Dealers, Inc. for review along with an estimate of the maximum compensation to be received by any National Association of Securities

Dealers, Inc. member or related person participating in the distribution.

   If we decide to list any note on a stock exchange, we will specify the exchange in the supplement relating to those notes. No note will have an established trading market when issued. However, we have been advised by the agents that they may purchase and sell notes in the secondary market as permitted by applicable laws and regulations. The agents are not obligated to make a market in the notes, and they may discontinue making a market in the notes at any time without notice. Neither we nor the agents can provide any assurance regarding the development, liquidity or maintenance of any trading market for any notes. All secondary trading in the notes will settle in immediately available funds. See the section entitled “Registration and Settlement” beginning on page 26.

   In connection with certain offerings of notes, the rules of the SEC permit the Purchasing Agent to engage in transactions that may stabilize the price of the notes. The Purchasing Agent will conduct these activities for the agents. These transactions may consist of short sales, stabilizing transactions and purchases to cover positions created by short sales. A short sale is the sale by the Purchasing Agent of a greater amount of notes than the amount the Purchasing Agent has agreed to purchase in connection with a specific offering of notes. Stabilizing transactions consist of certain bids or purchases made by the Purchasing Agent to prevent or retard a decline in the price of the notes while an offering of notes is in process. In general, these purchases or bids for the notes for the purpose of stabilization or to reduce a syndicate short position could cause the price of the notes to be higher than it might otherwise be in the absence of those purchases or bids. Neither we nor the Purchasing Agent makes any representation or prediction as to the direction or magnitude of any effect that these transactions may have on the price of any notes. In addition, neither we nor the Purchasing Agent makes any representation that, once commenced, these transactions will not be discontinued without notice. The Purchasing Agent is not required to engage in these activities and may end any of these activities at any time.

   Banc of America Securities LLC is a broker-dealer and one of our subsidiaries. Through one of our subsidiaries we own a significant equity interest in Incapital Holdings LLC, the parent of Incapital LLC, the Purchasing Agent. Because of the relationship between us, Banc of America Securities LLC and Incapital LLC, each offering and any remarketing of notes will be conducted in compliance with the requirements of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. regarding the offer and sale of securities of an affiliated entity.

   Following the initial distribution of notes, our affiliated entities, including Banc of America Securities LLC and Incapital LLC, may buy and sell the notes in secondary market transactions as part of their business as broker-dealers. Any sale will be at negotiated prices relating to prevailing prices at the time of sale. This prospectus and related supplements may be used by one or more of our affiliated entities in connection with offers and sales related to secondary market transactions in our InterNotes® to the extent permitted by applicable law. Any of our affiliated entities may act as principal or agent in these transactions. None of Banc of America Securities LLC, Incapital LLC or any other member of the National Association of Securities Dealers, Inc. participating in the distribution of our InterNotes® will execute a transaction in our InterNotes® in a discretionary account without specific prior written approval of that customer.

   The agents or dealers to or through which we may sell notes may engage in transactions with us and perform services for us in the ordinary course of business.

   The maximum underwriting concession or discount to be received by any member of the National Association of Securities Dealers, Inc. or independent broker-dealer will not be greater than 8.0% of the initial gross proceeds of the notes sold.

WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file with the SEC at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You also may inspect our filings over the Internet at the SEC’s website, www.sec.gov. The reports and other information we file with the SEC also are available at our website, www.bankofamerica.com. We have included the SEC’s web address and our web address as inactive textual references only. Except as specifically incorporated by reference into this prospectus, information on those websites is not part of this prospectus.

   You also can inspect reports and other information we file at the offices of The New York Stock Exchange, Inc., 20 Broad Street, 17th Floor, New York, New York 10005.

   The SEC allows us to incorporate by reference the information we file with it. That means:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file with the SEC automatically will update and supersede this incorporated information and information in this prospectus.

   We incorporate by reference the documents listed below which were filed with the SEC under the Securities Exchange Act of 1934:

•	our annual report on Form 10-K for the year ended December 31, 2003; and

•	our current reports on Form 8-K filed January 2, 2004, January 15, 2004, January 29, 2004, February 17, 2004, February 19, 2004, March 2, 2004, March 10, 2004, March 15, 2004, March 18, 2004, March 22, 2004, March 23, 2004, March 30, 2004, April 1, 2004 (as amended on April 14, 2004), April 9, 2004 and April 14, 2004 (other than those portions furnished under Item 9 or Item 12 of Form 8-K).

   We also incorporate by reference reports that we will file under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, but not any information that we may furnish under Item 9 or Item 12 of Form 8-K.

   You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial position and results of operations may have changed since that date.

   You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address:

Bank of America Corporation

Corporate Treasury Division
NC1-007-07-06
100 North Tryon Street
Charlotte, North Carolina 28255
(704) 386-5972

FORWARD-LOOKING STATEMENTS

   This prospectus and all accompanying supplements contain or incorporate by reference statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You may find these statements by looking for words such as “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “potential,” “possible” or other similar expressions.

   The forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effect of our results, performance or achievements, is inherently uncertain. Accordingly, actual results may differ materially from anticipated results. Information regarding important factors that could cause actual results to differ, perhaps materially, from those in our forward-looking statements, is contained under the caption “Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 10-K for the year ended December 31, 2003, which is incorporated by reference. See “Where You Can Find More Information” above for information about how to obtain a copy of our annual report.

   Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this prospectus or the date of any document incorporated by reference in this prospectus.

   All subsequent written and oral forward-looking statements attributable to us or any person on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

LEGAL OPINIONS

   The legality of the notes will be passed upon for us by Helms Mulliss & Wicker, PLLC, Charlotte, North Carolina, and for the agents by Morrison & Foerster LLP, New York, New York. As of the date of this prospectus, certain members of Helms Mulliss & Wicker, PLLC, beneficially owned less than one-tenth of 1% of our outstanding shares of common stock.

EXPERTS

   Our consolidated financial statements incorporated in this prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2003 have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

Bank of America Corporation

$6,000,000,000

INTERNOTES®

PROSPECTUS
April 15, 2004

Our affiliated entities, including Banc of America Securities LLC and Incapital LLC, will deliver this prospectus for offers and sales in the secondary market.

Bank of America